UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant's name into English)

3rd Floor, Weighbridge House

Weighbridge

St Helier, Jersey JE2 3NF

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      x       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is expressly incorporated by reference into this report and is hereby incorporated by reference as exhibit to the Registration Statement on Form F-3 of Caledonia Mining Corporation Plc (File No. 333-224784), as amended or supplemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC (Registrant) By: /s/ Steve Curtis
Dated: November 13, 2018	Name: Steve Curtis Title: CEO and Director

Exhibit	Description

99.1	Material Change Report